11/8

03037507

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genetic Technologies Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34627 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/18/03

ACN 009 212 328

File Number 82-34627



03 NOV 18 AM 7:21

AR/S 6-30-03

CORPORATE DIRECTORY

Directors	Dr Mervyn Jacobson (Executive Chairman) Mr Fred Bart (Deputy Chairman) Ian Alistair Dennis (Executive) Russell Granzow (Executive) Prof Deon Venter
Company Secretary	Ian Alistair Dennis
Registered Office	60-66 Hanover Street Fitzroy VIC 3065 Australia Telephone: 613 9415 1135 Facsimile: 613 9417 2987 E-mail: info@gtg.com.au
Sydney Corporate Office	Level 9, 185 Macquarie Street Sydney NSW 2000 Australia Telephone: 612 9233 5015 Facsimile: 612 9232 5313 E-Mail: iandennis@gtg.com.au
Share Registry	Computershare Investor Services Level 2, 45 St George's Terrace Perth WA 6000 Australia Telephone: 618 9323 2000 Facsimile: 618 9323 2033 http://www.computershare.com
Bankers	KeyBank National Association 1130 Haxton Drive Fort Collins CO 80525 USA St George Bank Limited 333 Collins Street Melbourne VIC 3000 Australia
Auditors	Deloitte Touche Tohmatsu Chartered Accountants Level 3, Grosvenor Place 225 George Street Sydney NSW 2000 Australia
Company Internet Address	http://www.gtg.com.au

CONTENTS

REVIEW OF OPERATIONS

Licensing the Non-Coding Patents

The licensing infrastructure within Genetic Technologies Limited ("GTG") is now being built up and the list of potential licensees continues to grow. It is particularly noteworthy that with each licensing success, the widespread perceived value of the GTG non-coding patents is also steadily increasing. As already reported, other negotiations are now under way, and further announcements will be made, as appropriate. Our progress with licenses during the year is set out below.

In September, 2002, we granted a license to US genome researcher, Perlegen Sciences, Inc, who paid a combination of cash and securities worth around US$860,000 for an exclusive license limited to a specialised field known as "high resolution whole genome analysis".

In October, 2002, we announced a strategic licensing agreement with Myriad Genetics, Inc, under which we granted Myriad broad rights to utilise our non-coding patents, in return for which, Myriad agreed to pay us US$1M cash, plus future fees, plus the rights to bring Myriad's world-leading predictive medicine products to Australia and New Zealand. These products include powerful genetic susceptibility tests for breast cancer, ovarian cancer, bowel cancer, melanoma and cardiac risk. These tests will now be offered by GTG in Australia and will permit significant expansion of our existing genetic testing facilities in Melbourne.

In March, 2003, we announced a strategic alliance and cross-licensing agreement with Pyrosequencing AB, of Sweden. Pyrosequencing receives a broad non-exclusive license to our non-coding DNA analysis and mapping patents but only when used in combination with Pyrosequencing's "sequencing by synthesis" reagents. In return, we receive cash up front, plus royalties for the life of the GTG patents, plus 3 state-of-the-art analytical instruments, plus other IP rights and assays from Pyrosequencing – altogether estimated to be worth more than US$3,000,000 to our Company over the life of the agreements.

In April, 2003, we announced a license to Associated Regional & University Pathologists (ARUP) of Salt Lake City, Utah. ARUP is a sophisticated laboratory system owned by University of Utah, and the first service provider actually performing human genetic testing, to take a license from GTG.

The following month in May, 2003, we announced we had also granted the University of Utah a separate research license to show our support for their leading genetic research program into the non-coding regions of many genomes.

Also in May, 2003, we announced a cross-licensing agreement with Orchid Biosiences, Inc, of Princeton, New Jersey. We granted to Orchid a "covenant not to sue" for any possible past infringement of our non-coding patents, and we also granted them an option to a license to cover their future activities, if needed. In return, we receive a signing fee, plus exclusive rights to Orchid's paternity SNP panel and forensic-SNP panel, plus rights to market their Elucigene Range – for Australia, New Zealand and South East Asia.



Dr Mervyn Jacobson

REVIEW OF OPERATIONS (CONT)

In June, 2003, we announced we had granted another license for livestock applications, this time to Inguran, of Navasota, Texas, to apply the patents to various genetic testing services on livestock in USA, Brazil and Colombia. In return, Inguran agreed to pay a signing fee of US$150,000 plus ongoing royalties on their future sales.

In July 2003, we announced we had granted a research license to University of Sydney, in Australia for a nominal amount of US$1,000.

In August 2003 we announced we had granted a license to Quest Diagnostics Inc for the use of the non-coding analysis patents in USA, Canada and Mexico. The terms were confidential, however GTG received a signing fee plus ongoing annual payments from Quest.

During the year GTG commenced legal action in the USA against three parties in relation to patent infringements and this legal action is continuing.

The expanded licensing team within GTG continues to negotiate more non-coding licenses both in Australia and overseas. During the current financial year it is anticipated that additional resources will be allocated to licensing the non-coding patents.

Patent Position

A summary of the expanding portfolio of patents owned by the Group is set out below:

Title	Earliest Priority	Country	Appl/Patent No.	Status
Electrophoresis standard	11 July 1990	Germany	DE69127999	• Granted
		Europe	EP0466479	• Granted
		France	FR0466479	• Granted
		Sweden	913062634	• Granted
		United Kingdom	GB0466479	• Granted
		United States	5096557	• Granted
A Retroviral Immunotherapy	18 August 2000	Australia	PCT/AU01/01019	○ Pending
	18 August 2000	Australia	2001283682	○ Pending
	18 August 2000	Australia	2003200583	○ Pending
	18 August 2000	Brazil	0113354-3	○ Pending
	18 August 2000	Canada	TBA	○ Pending
	18 August 2000	Europe	01962453.5	○ Pending
	18 August 2000	Japan	2002-518971	○ Pending
	18 August 2000	New Zealand	5242780	○ Pending
	18 August 2000	China	01817380.2	○ Pending
	18 August 2000	Singapore	200301401-6	○ Pending
	18 August 2000	South Africa	2003/1694	○ Pending
	18 August 2000	USA	10/360,256	○ Pending

"...with each licensing success, the widespread perceived value of the GTG non-coding patents is also steadily increasing."

Title	Earliest Priority	Country	Appl/Patent No.	Status
Strategy for retroviral immunotherapy	20 February 2002	Australia	PCT/AU03/00207	○ Pending
Cancer Therapy	14 February 2002	Australia	PCT/AU03/00187	○ Pending
High Resolution Analysis of genetic variation within cryptosporidium parvum	22 August 2002	Australia	2002950977	○ Pending



REVIEW OF OPERATIONS (CONT)

Title	Earliest Priority	Country	Appl/Patent No.	Status
Intron Sequence Analysis	25 August 1989	Australia	654111	• Granted
	25 August 1989	Australia	672519	• Granted
	25 August 1989	Austria	E144797	• Granted
	25 August 1989	Belgium	BE0414469	• Granted
	25 August 1989	Canada	CA2023888	○ Pending
	25 August 1989	Denmark	DK0414469	• Granted
	25 August 1989	Europe	EP0414469	• Granted
	25 August 1989	France	FR0414469	• Granted
	25 August 1989	Germany	DE69029018	• Granted
	25 August 1989	Germany	DE299319	• Granted
	25 August 1989	Greece	GR0414469	• Granted
	25 August 1989	Hong Kong	HK1008053	• Granted
	25 August 1989	Israel	IL95467	• Granted
	25 August 1989	Italy	IT0414469	• Granted
	25 August 1989	Japan	JP22417690	• Granted
	25 August 1989	Liechtenstein	LI0414469	• Granted
	25 August 1989	Luxemburg	LU0414469	• Granted
	25 August 1989	Netherlands	NL0414469	• Granted
	25 August 1989	New Zealand	235051	• Granted
	25 August 1989	Singapore	47747	• Granted
	25 August 1989	South Africa	906675	• Granted
	25 August 1989	Spain	ES2095859	• Granted
	25 August 1989	Sweden	SE0414469	• Granted
	25 August 1989	Switzerland	CH0414469	• Granted
	25 August 1989	United Kingdom	GB0414469	• Granted
	25 August 1989	United States	5192659	• Granted
	25 August 1989	United States	5612179	• Granted
	25 August 1989	United States	5789568	• Granted
	25 August 1989	United States	09/935998	○ Pending

Title	Earliest Priority	Country	Appl/Patent No.	Status
Genomic Mapping	11 July 1990	Australia	647806	• Granted
	11 July 1990	Austria	AT185377	• Granted
	11 July 1990	Belgium	BE0570371	• Granted
	11 July 1990	Canada	CA2087042	○ Pending
	11 July 1990	Denmark	DK0570371	• Granted
	11 July 1990	Europe	EP0570371	• Granted
	11 July 1990	France	FR0570371	• Granted
	11 July 1990	Germany	DE691316910	• Granted
	11 July 1990	Ireland	IE0570371	• Granted
	11 July 1990	Israel	IL98793	• Granted
	11 July 1990	Italy	IT0570371	• Granted
	11 July 1990	Japan	3409796	• Granted
	11 July 1990	Liechtenstein	LI0570371	• Granted
	11 July 1990	Luxemburg	LU0570371	• Granted
	11 July 1990	Netherlands	NL0570371	• Granted
	11 July 1990	New Zealand	238926	• Granted
	11 July 1990	South Africa	915422	• Granted
	11 July 1990	Sweden	SE0570371	• Granted
	11 July 1990	Switzerland	CH0570371	• Granted
	11 July 1990	United Kingdom	GB0570371	• Granted
	11 July 1990	United States	5851762	• Granted

REVIEW OF OPERATIONS (CONT)

Title	Earliest Priority	Country	Appl/Patent No.	Status
Foetal Cell Recovery	27 March 1990	Australia	649027	• Granted
	27 March 1990	Austria	AT194166	• Granted
	27 March 1990	Belgium	BE0521909	• Granted
	27 March 1990	Canada	CA2059554	○ Pending
	27 March 1990	Denmark	DK521909	• Granted
	27 March 1990	Europe	EP0521909	• Granted
	27 March 1990	France	FR0521909	• Granted
	27 March 1990	Germany	DE69132269	• Granted
	27 March 1990	Greece	GR3034487	• Granted
	27 March 1990	Ireland	IE910996	• Allowed
	27 March 1990	Israel	IL97677	• Granted
	27 March 1990	Italy	IT0521909	• Granted
	27 March 1990	Japan	JP2965699	• Granted
	27 March 1990	Liechtenstein	LI0521909	• Granted
	27 March 1990	Luxemburg	LU0521909	• Granted
	27 March 1990	Netherlands	NL0521909	• Granted
	27 March 1990	New Zealand	237589	• Granted
	27 March 1990	Singapore	96077821	○ Pending
	27 March 1990	South Africa	912317	• Granted
	27 March 1990	Spain	ES2149760	• Granted
	27 March 1990	Sweden	SE0521909	• Granted
	27 March 1990	Switzerland	CH0521909	• Granted
	27 March 1990	United Kingdom	GB0521909	• Granted
	27 March 1990	United States	5447842	• Granted
	27 March 1990	United States	5153117	• Granted

"The expanded licensing team within GTG continues to negotiate more non-coding licenses both in Australia and overseas."

Title	Earliest Priority	Country	Appl/Patent No.	Status
Isolation of foetal cells from maternal blood, based on unique foetal HLA markers identified using foetal cell-free DNA in maternal plasma	5 March 2003	United States	60/451,656	○ Provisional
Gender-independent quantitation of cell-free foetal DNA in maternal plasma/serum, using foetal HLA sequences not shared by the mother	5 March 2003	United States	60/451,657	○ Provisional
HLA typing of the foetus using cell-free DNA in maternal plasma	5 March 2003	United States	60/451,658	○ Provisional
Identification of foetal DNA and foetal cell markers	27 March 2003	United States	60/457,855	○ Provisional
Maternal antibodies as foetal cell markers to identify and enrich foetal cells from maternal blood	30 March 2003	United States	60,385,170	○ Awaiting International Search Report
Foetal cell recovery method	20 October 2001	Australia	77352/01	○ Awaiting examination by APO

REVIEW OF OPERATIONS (CONT)

Fee-For-Service DNA Testing

Over a period of several years, GTG subsidiary companies have built up, and now successfully operate, the largest accredited DNA paternity testing laboratory in Australia. GTG is now pursuing active expansion of this business. This is to be achieved by expanding the range of testing services offered, to include other relevant human DNA testing, cancer susceptibility testing and plant and animal testing, and increasing the volume of paternity testing business – both from within Australia and also from outside Australia, especially the Asia-Pacific region.

We now have extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity, the determination of familial relationships for immigration purposes and for forensic stain analysis.

The most common type of DNA testing is paternity testing - where we determine who is the father of a child. In order to perform this test we take a sample from the mother, alleged father and child.

Other types of tests we can offer include:

- Y chromosome testing – *determines if two males come from the same* paternal line, i.e. have a common father or grandfather.
- Mitochondrial DNA testing – determines if two people come from the same maternal line.
- Sibship testing – determines if people are full siblings, i.e. have the same mother and father.
- Maternity testing – determines who is the mother of a child.
- DNA typing – reveals the DNA makeup of an individual.
- Grandparent analysis – determines who are the grandparents of a child. This is mainly used when the father of a child is deceased and a will is being contested.
- Antenatal DNA testing – determines who is the father of an as-yet unborn child.
- Semen analysis – determines if semen is present on, for example an article of clothing. If it is, we can DNA type this sample and compare it to a reference sample.

"...we have gained a reputation as a leading genetic testing laboratory..."

We issue reports for the Family Court in Australia and provide similar services internationally for the Department of Immigration and Multicultural Affairs (DIMIA). We are one of only two DNA testing laboratories in Australia recognised by DIMIA to provide DNA tests for immigration purposes.

We are one of only three laboratories worldwide used by Kenyon Corporation, believed to be the world's largest disaster management company. We perform the full range of DNA tests required by Kenyon for purposes of crash victim identification, and we provide cover for the region controlled by Kenyon Australia. The boundaries of this region are determined by the north and south pole, to the west by India, and to the east by Fiji. Since the relationship was established with Kenyon over two years ago, no airline serviced by Kenyon has had one of its planes crash in our region.

Over time, we have gained a reputation as a leading genetic testing laboratory, and progressively, we have started to receive specimens for testing from other countries, mostly from countries in the Asia-Pacific region, but also from as far away as UK. In addition, we have received requests to perform tests outside of human paternity, and this has caused us to consider and now plan a significant expansion of our testing services.



REVIEW OF OPERATIONS (CONT)


70

Expansion of DNA Testing Services Beyond Paternity Testing

1. **Plant Testing** – in March 2002, we formed a joint venture with the Victorian State Government's Department of Primary Industry, for the purpose of providing a high throughput genotyping service for plant testing – in order to help plant breeders identify the genes responsible for the detection of commercially relevant traits, such as resistance to disease, accelerated growth and the improvement of crop yields. A new company, AgGenomics Pty Ltd, was formed - with GTG as the majority stockholder and the State agency as the minority partner. Laboratory work for AgGenomics is done at the Plant Biotechnology Centre at La Trobe University, in Melbourne. In July, 2003, AgGenomics announced it had entered into a 2 year (AUS)$2.1M program with Horticulture Australia to identify genetic markers in strawberries. AgGenomics will also receive 55% of any intellectual property developed during the life of this project.

2. **Animal Testing** – in May 2003, we acquired Genetic Science Services to expand the range of tests we can offer to include relevant genetic testing in animals – for example, sexing in birds, progeny testing in horses, dogs, deer, and animal disease identification and susceptibility testing for a range of animals, including exotic and zoo animals. This acquisition will also allow GTG to support research projects involving, for example, the Australian fur seal, and possibly the platypus and various frogs and reptiles.

3. **Cancer Susceptibility Testing** – the strategic alliance with Myriad gave GTG exclusive rights for Australia and New Zealand to perform DNA susceptibility testing for a range of cancers, initially for breast cancer and ovarian cancer, and later, for bowel cancer, melanoma and cardiac risk. Professor Deon Venter joined the Board of Directors of GTG in March 2003, with special responsibility to oversee the establishment and operation of the new cancer susceptibility testing facility at GTG. In addition, Dr. Frank Firgaira joined GTG as Head of Molecular Diagnostics - Cancer Susceptibility Testing. This new development continues to build momentum, with new equipment arriving, new employees joining our company and new technology becoming available exclusively to us, to ensure the Australian community will soon be able to enjoy the latest technologies available for genetic testing. In June, 2003, this facility was granted provisional accreditation. First testing has now begun.

"...develop new and environmentally friendly products to replace currently used drugs."

4. **Forensic Testing** – it may be surprising to many people that there is no independent forensic testing laboratory in Australia. GTG is interested to rectify this situation. GTG is now pursuing formal forensics accreditation, and has meanwhile secured the exclusive rights to the Orchid SNP technology for forensics.

RareCellect® – foetal cell recovery

GTG holds patents in various countries as detailed earlier concerning a method for the recovery of foetal cells as early as 8 weeks into a pregnancy, from a small sample of maternal blood taken, for example, from the mother's arm vein. These foetal cells can then be used to analyse the genetic health of the foetus. This method avoids the risk of abortion or damage to the foetus that are occasional side effects of the alternate invasive methods currently in use, such as amniocentesis.

GTG has received strong support from a major bio-instrument supplier, who has already provided GTG with a flow cytometer. GTG recruited a world-leading scientist in this field, Dr Ralph Bohmer to come to Australia, to join GTG and to lead the RareCellect project.

The company will monitor the progress of this project over the next six to twelve months during which time the future of the project should become clear.

ImmunAid Pty Limited

In March 2001 GTG announced it had reached agreement with Australian scientists investigating a novel method for combating retrovirus-induced immunodeficiency. Certain intellectual property, covered by a provisional patent, was transferred to a newly incorporated company ImmunAid Pty Limited owned 60% by GTG and 40% by the scientists who developed the hypothesis and tested it.

The experimental work, based on a mouse model, provided encouraging results. Mice infected with a murine leukaemia virus developed a disease with features similar to AIDS in humans. If untreated the mice become susceptible to challenge with a variety of organisms and die early. Mice treated by the ImmunAid method appeared to be protected against this outcome.

A full PCT patent application has been submitted. An initial program of research, designed to refine the treatment conditions and develop a better understanding of the underlying mechanisms commenced in June 2001. In the course of 2003, this work has continued.

A *technical review committee* has been established to oversee the scientific activity of the ImmunAid program. This committee comprises the original researchers now supported by eminent Australian scientists, including specialists in the field of HIV, AIDS and its clinical care. This committee initially recommended further tests in higher species, but subsequently recommended that ImmunAid give priority to commencing human monitoring trials as soon as ethical approval is obtained. These human monitoring trials have since commenced.

REVIEW OF OPERATIONS (CONT)

Parasitology

A Pathogen Genomics and Genetics Program (PGGP) has been developed jointly by GTG and scientists from The University of Melbourne to explore genetic solutions to diagnosing and treating infectious diseases in agricultural and companion animals. This research is being pursued under the leadership of Associate Professor Robin Gasser. The program aims to develop new and environmentally friendly products to replace currently used drugs and antibiotics. While this will be the prime focus of a five-year research program it is intended that new highly sensitive and specific diagnostic tests will be developed in a shorter timeframe.

A formal collaborative research agreement between GTG and The University of Melbourne (Department of Veterinary Science) was completed in April 2001. This agreement provides that all intellectual property and commercial benefits arising from the PGGP project are owned by GTG. Post-doctoral scientists are now working on this PGGP project at Werribee (University of Melbourne).

The work is proceeding in a pleasing way and a first provisional patent has already been lodged. The PGGP project attracted a research grant of $240,000 from the Australian Research Council. We also signed a Research Agreement with Meat & Livestock Australia Limited, whereby Meat & Livestock will contribute $490,235 towards PGGP over a three year period, in support of our research into the genetic basis of nematode infestation in sheep. In return Meat & Livestock will receive a 5% share of any future royalty income resulting from commercialisation of this technology in the Australian sheep industry.

Gtech International Resources Limited

GTG owns 78.22% of Gtech International Resources Limited which is listed on the TSX in Vancouver, Canada. The company is seeking new opportunities in the biotechnology sector.

XY, Inc

The Company has a small investment in Colorado-based animal breeding company, XY, Inc. This investment was made by the exchange of XY shares for GTG shares and involved no cash from GTG. XY, Inc is the recognised world leader in the commercialisation of sex-selection techniques in non-human mammals, including cattle, horses, sheep, pigs and endangered species. Dr. Mervyn Jacobson, Executive Chairman of GTG is also Chief Executive Officer and Chairman of XY, Inc.

Corporate

The Company is working towards a listing on NASDAQ using American Depositary Receipts ("ADRs"). The Company completed a Level 1 ADR program and its ADRs became eligible for trading in the over-the-counter (OTC) markets in the US on 14 January 2001. The ADR Level 1 program is sponsored by the Bank of New York and the code is GNTLY.

The Company is working towards a Level 2 ADR program which allows the ADRs to trade on the fully automated, screen-based Small Cap NASDAQ market. This process requires preparation of a Form 20-F to be lodged with the SEC. This process is underway and the Company's Level 2 ADRs are planned to be listed on NASDAQ in the first half of 2004.

Scientific Advisory Committee

In August 2003 we announced that we were establishing a Scientific Advisory Committee. The members of the committee are Professor Colin Masters, Professor Simon Easteal and Professor Michael Quinn.



DIRECTORS' REPORT

The directors of Genetic Technologies Limited submit herewith the annual financial report for the financial year ended 30 June 2003. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names and particulars of the directors of the company during or since the end of the financial year are:

Dr Mervyn Jacobson – Executive Chairman

Dr Jacobson (61) is a legally qualified Medical Practitioner and a co-founder of GeneType. He has 30 years experience in working with new medical technology and in bringing new medical/biomedical goods and services to the market. Dr Jacobson serves as adviser to research groups in Switzerland, U.K. and USA. In February 2000, he was appointed by the Colorado Governor to The Governor's Advisory Council in Biotechnology. Dr Jacobson is also Chairman of the Board of Directors of XY, Inc, a biotechnology company based in Colorado, USA, and is a founding Director of the Colorado Biotechnology Association. Appointed to the Board on 15 May 2000 and appointed as Executive Chairman on 31 August 2000.

Fred Bart – Deputy Chairman Non Executive Director

Fred Bart (49) has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas. He brings to the company extensive commercial experience from his involvement in the manufacturing and textile industries. He is also Chairman of Electro Optic Systems Holdings Limited. Appointed to the Board on 26 October 1996.

Ian Alistair Dennis - Executive Director and Company Secretary

Ian Dennis - BA, A.C.A. (46) is a chartered accountant with experience as secretary and director in various public listed companies and trusts. He has been involved in the investment banking industry and stockbroking industry for the past fifteen years. Prior to that, Ian was with KPMG, Chartered Accountants in Sydney. He is also a director of XY, Inc and Electro Optic Systems Holdings Limited. Appointed to the Board on 24 November 1994.

Professor Deon Venter – Non Executive Director

Professor Venter M.B, Ph.D, MBA (47) is Head of the Cancer Functional Genomics Laboratory at the Murdoch Children's Research Institute in Melbourne, and Head of the Cancer Epidemiology Program, Department of Pathology at University of Melbourne. He is also a specialist pathologist, a Fellow of the Royal College of Pathologists of Australasia and the author of more than 80 papers on the genetics of cancer.

He will have specific responsibility to oversee the establishment and operation of the new genetic susceptibility testing program. Appointed to the Board on 17 March 2003.

Russell Granzow – Executive Director

Russell Granzow (41) until recently served as Vice President of Strategic Planning and Business Development for Orchid Biosciences. He received his early training in biotechnology at University Of Illinois, and initially worked with Schering-Plough, Pharmacia Biosensor and Sarnoff. He has also published 7 scientific papers, is inventor of two issued patents and has presented at numerous scientific and business meetings world-wide.

He is based in Princeton, New Jersey, USA and his initial responsibilities will focus primarily on the licensing of the GTG non-coding patents in the USA. Appointed to the Board on 6 May 2003.



DIRECTORS' REPORT (CONT)

PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the financial year was biotechnology.

REVIEW OF OPERATIONS

A review of operations for the year and up to the date of this Report is included on pages 3 to 15 and should be read with this Directors' Report.

The consolidated operating loss from ordinary activities after income tax and minority interests amounted to $4,160,331 (30 June 2002 - $8,824,594).

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CHANGES IN THE STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

On 25 August 2003, the Company announced that it had placed 13,333,333 new ordinary shares at 75 cents each raising $10,000,000. As part of the placement the company also issued 6,666,667 unlisted options on the basis of one option for each two shares subscribed in the placement. These options are exercisable at a price of $1.00 each on or before 30 September 2005. These new shares and options were issued on 3 September 2003 and listed on the Australian Stock Exchange on 5 September 2003.

Since the end of the financial year, the following unlisted options have been exercised:

Description	Number
Directors Options at 45 cents expiring 14 April 2005	1,000,000
Vendor Options at 20 cents expiring 14 April 2005	3,182,000
Staff Options at 56 cents expiring 30 November 2007	125,000
Staff Options at 49 cents expiring 30 November 2007	75,000

Other than the matters discussed above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material or unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in subsequent financial years.

FUTURE DEVELOPMENTS

The consolidated entity will continue to focus on its activities in the genetic and biotechnology areas.

Disclosure of further information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATION

The consolidated entity's remaining mining exploration operations are in Western Australia. There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986. Licence requirements relating to waste disposal, water and air pollution exist in relation to mining activities. The directors are not aware of any significant breaches during the period covered by this report.

OPTIONS

During or since the end of the financial year, the Company has not granted options over unissued ordinary shares to any directors. The Company is proposing to seek shareholder approval at the Annual General Meeting to be held on Friday 28 November 2003 to issue 1,000,000 options each to new directors, Prof Deon Venter and Russell Granzow at 48 cents each under the terms of the Employee Share Option Plan.

At the date of this report, unissued ordinary shares of the Company under option are:-

Expiry date	Exercise Price	Number of Shares
14 April 2005	$0.20	65,990,250
14 April 2005	$0.45	2,000,000
30 November 2007	$0.61	4,250,000
30 November 2007	$0.56	2,150,000
30 November 2007	$0.49	1,070,000
9 July 2008	$0.56	200,000
17 July 2008	$0.49	200,000
20 May 2009	$0.44	1,675,000
20 May 2009	$0.38	175,000

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate. During the financial year 84,000 options were exercised at $0.20 raising $16,800. Apart from these options, no shares have been issued by virtue of the exercise of an option during the year. Since the end of the financial year, Ian Dennis, a director has exercised 1,000,000 directors options at 45 cents on 12 August 2003; 3,182,000 vendor options exercisable at 20 cents have been exercised and 200,000 options under the Staff Share Plan have also been exercised at exercise prices of 49 cents (75,000) and 56 cents (125,000).

DIRECTORS' REPORT (CONT)

DIRECTORS' INTERESTS

The relevant interest of each Director in the shares of the Company as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001 as at the date of this report are:

	Ordinary Shares	Unlisted Vendor Options at 20 cents	Unlisted Directors Options at 45 cents	Unlisted Staff Share Options at 61 cents
Dr M Jacobson	100,900,900	49,000,000	2,000,000	2,000,000
F Bart	26,918,214	-	-	500,000
I A Dennis	300,000	-	-	1,000,000

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Directors are responsible for remuneration policies and packages applicable to the Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities and level of performance.

Directors and executive remuneration includes incentive schemes being the value of share options held and calculated in accordance with the requirements of Exposure Draft 2 "Share Based Payments" published by the International Accounting Standards Board and subject to the Australian Securities & Investments Commission media release "Guidelines to valuing options in annual directors' reports" dated 30 June 2003.

Details of the nature and amount of each major element of the emoluments of each director of the Company and the named officers of the Company and the consolidated entity receiving the highest emoluments are as follows:

Name Executive Directors	Salary/Fees	Incentive Schemes	Benefits	Total
Dr Mervyn Jacobson	235,000	252,035	-	487,035
Mr Ian Dennis	171,692	126,018	16,000	313,710
Mr Russell Granzow	58,761	-	-	58,761
Non Executive Directors				
Prof Deon Venter	-	-	-	-
Mr Fred Bart	79,000	63,009	-	142,009

The following table discloses the remuneration of the 5 highest remunerated executives of the company and the consolidated entity.

Executive Officers (Excluding directors) Consolidated	Salary/Fees	Incentive Schemes	Benefits	Total
Mr John Charles Goudie	138,888	94,513	12,500	245,901
Dr Glenn Tong	124,077	38,480	11,167	173,724
Mr Ian Smith	114,547	38,480	10,309	163,336
Ms Luisa Ashdown	106,306	38,480	9,896	154,682
Dr George Rudy	73,471	41,663	6,612	121,746
Executive Officers (Excluding directors) Company				
Ms Luisa Ashdown	106,306	38,480	9,896	154,682
Mr Ian Christensen	84,256	10,900	4,222	99,378

AUDIT COMMITTEE

The Company has an audit committee which was formally constituted on 23 June 2003. Current members of the committee are Fred Bart (Chairman), Russell Granzow and Prof Deon Venter.



DIRECTORS' REPORT (CONT)

INDEMNIFICATION AND INSURANCE OF OFFICERS

Indemnification

The Company has agreed to indemnify the current directors, and executive officers and former directors against all liabilities to another person that may arise from their position as directors or officers of the Company and its controlled entities, except where to do so would be prohibited by law. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

On 29 August 2000, as part of the GeneType acquisition, Fred Bart and Ian Dennis provided indemnities to the Company and GeneType AG shareholders in respect of any undisclosed liabilities as at 15 May 2000.

The company has not during or since the financial year, indemnified or agreed to indemnify an auditor of the company or of any related body corporate against a liability incurred as such an auditor.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year were as follows:

	Board Meetings		Audit Committee	
	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held
Dr Mervyn Jacobson	12	12	-	-
Mr Fred Bart	12	12	-	-
Mr Ian Dennis	12	12	-	-
Prof Deon Venter	3	3	-	-
Mr Russell Granzow	2	2	-	-

Dated at Sydney this 8 day of September 2003

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the Directors

Ian A Dennis
Executive Director

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Telephone (02) 9322 7000
Facsimile (02) 9322 7001
www.deloitte.com.au

Deloitte Touche Tohmatsu

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF GENETIC TECHNOLOGIES LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for both Genetic Technologies Limited (the company) and the consolidated entity, for the financial year ended 30 June 2003 as set out on pages 24 to 63. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Genetic Technologies Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G.M. Sanford
Partner
Chartered Accountants

Sydney, 8 September 2003

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountant's Scheme under the Professional Standards Act 1994 (NSW).

DIRECTORS' DECLARATION

The directors declare that:

(a) the attached financial statements and notes thereto comply with Accounting Standards;

(b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

(c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

(d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 8 day of September 2003

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

Ian A Dennis
Executive Director



FINANCIALS 2003



STATEMENT OF FINANCIAL PERFORMANCE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

		Consolidated		The Company	
	Notes	2003	2002	2003	2002
		$	$	$	$
Revenue from ordinary activities	2(a)	9,264,206	13,106,580	15,305,617	11,196,304
Auditors remuneration	4	(167,031)	(78,166)	(141,643)	(64,129)
Employee benefits expenses		(2,374,921)	(2,012,403)	(969,650)	(580,714)
Depreciation and amortisation expense	2(b)	(3,483,826)	(4,094,250)	(2,902,265)	(8,824)
Borrowing costs	2(b)	-	(10,487)	(206,595)	(178,306)
Write down of value of inventories		(284,426)	(2,507,127)	(284,426)	(2,492,976)
Write down of value of investments		(146,533)	-	(146,533)	-
Write down of value of subsidiaries		-	-	(15,211,561)	(1,033,966)
Legal and patent fees		(717,406)	(510,825)	(628,398)	(510,825)
Marketing costs		(348,796)	(224,566)	(271,424)	(224,566)
Cost of investments sold		-	(8,678,789)	-	(8,678,789)
Cost of trading inventory of shares sold		(233,442)	(19,350)	(233,442)	-
Exchange losses		(1,011,059)	(869,335)	(835,324)	(806,363)
Operating leases		(409,277)	(505,774)	(64,351)	(22,236)
Research and development expense		(506,513)	(550,212)	-	-
Genetic testing		(1,423,698)	(215,523)	-	-
Laboratory supplies		(361,481)	(269,230)	-	-
License fees		(449,708)	-	(449,708)	-
Net book value of fixed asset disposals		(73,359)	(3,559)	-	-
Sponsorship		(100,000)	-	(100,000)	-
Travel		(188,146)	(148,459)	(130,603)	(91,210)
Other expenses from ordinary activities		(1,309,929)	(1,296,955)	(526,787)	(469,358)
Total expenses		(13,589,551)	(21,995,010)	(23,102,710)	(15,162,262)
(Loss) from ordinary activities before income tax expense		(4,325,345)	(8,888,430)	(7,797,093)	(3,965,958)

Notes to the financial statement are included on pages 31 to 63.

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

		Consolidated		The Company	
	Notes	2003	2002	2003	2002
		$	$	$	$
Income tax relating to ordinary activities	5	-	-	-	-
(Loss) from ordinary activities after income tax expense		(4,325,345)	(8,888,430)	(7,797,093)	(3,965,958)
Net loss attributable to outside equity interests		165,014	63,836	-	-
Net (loss) attributable to members of the parent entity	20	(4,160,331)	(8,824,594)	(7,797,093)	(3,965,958)
Increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations	19(b)	110,937	222,462	-	-
Total revenue, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		110,937	222,462	-	-
Total changes in equity other than those resulting from transactions with owners as owners	32	(4,049,394)	(8,602,132)	(7,797,093)	(3,965,958)
Earnings (loss) per share					
Basic (cents per share)	6	(1.6)	(3.4)		
Diluted (cents per share)	6	(1.6)	(3.4)		

Notes to the financial statement are included on pages 31 to 63.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

	Notes	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $
Current Assets					
Cash assets	7	5,828,540	7,160,299	5,203,903	6,921,627
Receivables	8	1,236,596	233,163	839,058	12,580
Other current financial assets	9	49,750	69,750	49,750	69,750
Inventories	10	258,341	781,817	164,893	682,760
Total Current Assets		7,373,227	8,245,029	6,257,604	7,686,717
Non – Current Assets					
Receivables	8	-	-	6,564,217	3,424,811
Other financial assets	11	749,528	279,158	9,542,831	30,446,584
Property, plant and equipment	12	1,490,140	491,597	16,864	16,400
Intangible assets	13	20,632,107	23,985,123	11,576,000	-
Total Non – Current Assets		22,871,775	24,755,878	27,699,912	33,887,795
Total Assets		30,245,002	33,000,907	33,957,516	41,574,512
Current Liabilities					
Payables	14	2,715,053	1,689,996	1,057,171	444,095
Provisions	15	253,089	174,737	112,729	52,011
Total Current Liabilities		2,968,142	1,864,733	1,169,900	496,106
Non – Current Liabilities					
Other	16	-	-	43,043	869,540
Total Non – Current Liabilities		-	-	43,043	869,540
Total Liabilities		2,968,142	1,864,733	1,212,943	1,365,646
Net Assets		27,276,860	31,136,174	32,744,573	40,208,866
Equity					
Contributed equity	17	39,684,101	39,351,301	39,684,101	39,351,301
Reserves	19	692,310	581,373	-	-
Accumulated losses/retained earnings	20	(12,984,925)	(8,824,594)	(6,939,528)	857,565
Parent Entity Interest		27,391,486	31,108,080	32,744,573	40,208,866
Outside equity interests	31	(114,626)	28,094	-	-
Total Equity	32	27,276,860	31,136,174	32,744,573	40,208,866

Notes to the financial statement are included on pages 31 to 63.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $
Cash flows from operating activities					
Cash receipts in the course of operations		6,495,855	3,109,663	4,706,874	1,448,811
Cash payments in the course of operations		(7,764,897)	(6,798,923)	(3,769,084)	(2,958,109)
Cash payment for exploration and development costs		-	(34,501)	-	(34,501)
Borrowing costs paid		-	(10,487)	(206,595)	(178,306)
Other income		158,296	306,688	52,224	142,456
Interest received		117,039	110,619	108,338	105,037
Net cash provided by/(used in) operating activities	25(a)	(993,707)	(3,316,941)	891,757	(1,474,612)
Cash flows from investing activities					
Proceeds from sale of inventories		492,932	15,438	492,932	-
Proceeds from sale of investments		-	9,200,000	-	9,200,000
Proceeds from sale of controlled entity	25(c)	-	300,000	-	300,000
Payment for increase in shareholding in controlled entity		-	-	(202,474)	(2,535)
Advance to subsidiaries		-	-	(2,908,010)	(1,872,899)
Payments for intangibles	25(b)	-	(98,012)	-	-
Payments for property, plant and equipment		(200,969)	(90,484)	(8,729)	(3,282)
Net cash provided provided by/(used in) investing activities		291,963	9,326,942	(2,626,281)	7,621,284
Cash flows from financing activities					
Proceeds from issue of shares		16,800	648,750	16,800	648,750
Proceeds from borrowings		-	(120,087)	-	(120,087)
Net cash provided by/(used in) financing activities		16,800	528,663	16,800	528,663
Net increase/(decrease) in cash held		(684,944)	6,538,664	(1,717,724)	6,675,335
Cash at the beginning of the financial year		7,160,299	646,378	6,921,627	246,292
Effects of exchange rate fluctuation on the balances of cash held in foreign currencies		(646,815)	(24,743)	-	-
Cash at end of financial year	7	5,828,540	7,160,299	5,203,903	6,921,627

Notes to the financial statement are included on pages 31 to 63.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1. Summary of accounting policies

Financial Reporting Framework

The financial report is a general-purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services. Trade accounts are normally settled within 30 days.

(b) Acquisition of assets

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity investments are issued as consideration, their market price at the date of acquisition is used as a fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(c) Depreciation

Depreciation is provided on property, plant and equipment. Depreciation is calculated on a reducing balance or straight line basis so as to write off the net cost of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

	2003	2002
Property, plant and equipment		
- Plant and equipment	13% - 40%	13% - 40%

(d) Employee Benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, sick leave, and other employee entitlements expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of other employee entitlements such as long service leave which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

1. Summary of accounting policies (cont)

(e) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in net profit or loss in the period in which they arise except that:

i. exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and

ii. exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

Exchange differences relating to foreign currency monetary items forming part of the net investment in self-sustaining foreign operations are transferred on consolidation to the foreign currency transaction reserve.

Financial statements of self-sustaining foreign operations are translated at reporting date using the current-rate method and exchange differences are taken directly to the foreign currency translation reserve.

(f) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(g) Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable net assets acquired, is amortised on a straight-line basis over a period of 10 - 20 years.

(h) Income Tax

Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the deferred tax assets and deferred tax liabilities, as applicable.

(i) Interest Bearing Liabilities

Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is allocated on an average basis. Net realisable value is determined as the inventories' quoted market value.

(k) Investments

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividend revenue is recognised on a receivable basis.

Investments in other unlisted entities are carried at the lower of cost and recoverable amount. Dividend revenue is recognised on a receivable basis.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

1. Summary of accounting policies (cont)

(l) Patents

Patents are recorded at cost and amortised over a period of 5 to 10 years.

(m) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(n) Recoverable Amount of Non Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

(o) Research and Development Costs

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

(p) Restoration Costs

Restoration costs are provided for at the time of the activities which give rise to the need for restoration. If this occurs prior to commencement of production, the costs are included in deferred exploration and development expenditure. If it occurs after commencement of production, restoration costs are provided for and charged to the Statement of Financial Performance as an expense.

(q) Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amounts of goods and services tax (GST).

Rendering of services

Revenue from rendering of services is recognised when the provision of these services is completed and the fee for the services provided is recoverable.

Interest revenue

Interest income is recognised as it accrues.

Sale of inventory of shares

The gross proceeds of sales of the inventory of shares are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed. Net movements in the fair values of the trading inventory portfolio of shares are recognised as revenues or expenses, as appropriate.

Research and development grants

Where a grant is received relating to research and development costs that have been expensed, the grant is recognised as revenue. Where a grant is received relating to research and development costs that have been deferred, the grant is deducted from the carrying amount of the deferred research and development costs.

License fee income

License fee revenue is booked on the receipt of the license fee cash consideration. Any securities component of the upfront license fees is booked as revenue based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price of the latest capital raising by the licensee in the case of unlisted securities.

(r) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its controlled entities as defined in Accounting Standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 30 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

1. Summary of accounting policies (cont)

(s) Joint Ventures

Interests in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classification categories.

(t) Tax Consolidation System

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company.

At the date of this report the directors have not assessed the financial effect, if any, the legislation may have on the company and the consolidated entity and, accordingly, the directors have not made a decision whether or not to elect to be taxed as a single entity. The financial effect of the implementation of the tax consolidation system on the consolidated entity has not been recognised in the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
2. Profit from ordinary activities				
(a) Revenue				
Operating revenue				
Sale of goods	-	18,163	-	18,163
Rendering of services	2,956,673	1,602,668	-	-
License fee income	5,540,217	1,488,832	5,540,217	1,430,648
Proceeds from sale of share inventories	492,932	15,438	492,932	-
Non operating revenue				
Interest received - Other parties	117,039	110,619	108,338	105,037
Proceeds on sale of investments	-	9,500,000	-	9,500,000
Revenue on intra-group transfer of patents	-	-	9,112,857	-
Government grants	85,988	175,000	-	-
Management fee income	-	-	-	129,489
Other revenues	71,357	195,860	51,273	12,967
Total revenue from ordinary activities	9,264,206	13,106,580	15,305,617	11,196,304
(b) Expenses:				
Cost of trading inventory of shares sold	233,442	19,350	233,442	-
Cost of investments sold	-	8,678,789	-	8,678,789
Borrowing costs:				
- bank loans and overdrafts	-	10,487	-	9,179
- related party	-	-	206,595	169,127
Depreciation of plant and equipment	136,665	229,585	8,265	8,824
Exploration expenditure written off	-	34,501	-	34,501
Amortisation of other intangibles	3,328,470	3,848,882	2,894,000	-
Amortisation of goodwill	18,691	15,783	-	-
Net book value of disposals of plant and equipment	73,359	3,359	-	-
Write down of value of inventories	284,426	2,507,127	284,426	2,492,976
Write down of value of subsidiaries	-	-	15,211,265	1,033,966
Write down of value of investments	146,533	-	146,533	-
Research and development expenditure expensed as incurred	506,513	550,212	-	-
Operating lease rentals	409,277	505,774	64,351	22,236

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
3. Sale of Assets				
Sales of assets in the ordinary course of business have given rise to the following profits and losses:				
Net profits				
Investments in subsidiaries	-	364,172	-	300,000
Investments in unlisted companies	-	521,211	-	521,211
Inventories of shares	259,490	-	259,490	-
	259,490	885,383	259,490	821,211
Net losses				
Property, plant & equipment	73,359	3,359	-	-
Inventories of shares	-	3,912	-	-
	73,359	7,271	-	-
4. Auditors' Remuneration				
(a) Auditor of the parent entity				
Auditing the financial report	42,000	25,000	37,000	25,000
Other services	93,629	20,000	85,514	20,000
	135,629	45,000	122,514	45,000
(b) Other auditors				
Auditing the financial report	31,402	19,129	19,129	19,129
Other services	-	14,037	-	-
	31,402	33,166	19,129	19,129
	167,031	78,166	141,643	64,129

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
5. Income Tax				
(a) Prima facie income tax (benefit) calculated at 30% of operating (loss)	(1,297,604)	(2,666,529)	(2,339,128)	(1,189,787)
Tax effect of permanent differences:				
Amortisation of intangibles	552,379	900,908	546,772	-
Intra-group revenue on transfer of patents	-	-	(2,733,857)	-
Losses used in group transfer	-	1,171,234	(39,452)	-
Writedown in value of subsidiary	-	-	4,563,468	310,199
Other non deductible items	47,760	11,975	2,197	9,577
Income tax adjusted for permanent differences	(697,465)	(582,412)	-	(870,011)
Future income tax benefit of tax losses not bought to account - refer Note 5(b)	697,465	582,412	-	870,011
Income tax attributable to operating loss	-	-	-	-

(b) Future income tax benefits arising from tax losses and timing differences are not recognised as an asset because recovery of tax losses is not virtually certain.

Revenue losses	5,825,299	5,127,834	1,316,632	1,316,632

The realisation of the benefits depends upon:

i. the ability of the company or the consolidated entity to derive future assessable income of a nature and of sufficient amount to enable the benefit to be realised;

ii. the ability of the company or the consolidated entity to continue to comply with the conditions for deductibility imposed by the law; and

iii. an expectation that legislation will not change in a manner which could adversely affect the company or the consolidated entity's ability to realise the benefit.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
6. Earnings per Share				
Basic earnings (loss) per share	(0.016)	(0.034)		
Diluted earnings (loss) per share	(0.016)	(0.034)		
	2003 Number	2002 Number		
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share	261,541,405	259,814,214		

(a) Earnings used in the calculation of basic and diluted earnings per share is the same as the net loss in the statement of financial performance.

(b) The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2003	2002
Vendor options	69,172,250	69,256,250
Director options	3,000,000	3,000,000
Staff Share Plan	9,720,000	8,220,000
Total Unlisted Options	81,892,250	80,476,250

Refer to Note 34 relating to the issue of shares after the year-end.

	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $
7. Cash				
Cash on hand and at bank	5,828,540	7,160,299	5,203,903	6,921,627
8. Receivables				
Current				
Trade debtors	1,230,801	217,513	839,058	-
Other debtors	5,795	15,650	-	12,580
	1,236,596	233,163	839,058	12,580
Non-Current				
Loan to controlled entities	-	-	6,564,217	3,424,811

Other debtors generally arise from transactions outside the usual operating activities of the consolidated entity and interest is not charged.

	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $
9. Other Current Financial Assets				
Security deposits securing performance bond facilities	49,750	69,750	49,750	69,750

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
10. Inventories				
Current				
Shares in listed entities – at lower of cost and net realisable value*	258,341	781,817	164,893	682,760
*Quoted market value of shares in listed companies	262,790	829,411	164,893	682,760
11. Other financial assets				
Non-Current				
Investments in other entities				
Unlisted shares – at cost	749,528	279,158	749,528	279,158
Investments in controlled entities				
Listed shares – at recoverable amount	-	-	316,129	245,730
Unlisted shares – at recoverable amount	-	-	8,477,174	29,921,696
	749,528	279,158	9,542,831	30,446,584

Reconciliations

Reconciliations of the carrying amounts for each class of other financial assets are set out below:

(a) Unlisted shares in other entities – at recoverable amount				
Carrying amount at the beginning of the year	279,158	8,139,573	279,158	8,139,573
Additions as part of license agreement	350,903	-	350,903	-
Additions for exchange of shares	266,000	818,374	266,000	818,374
Write down	(146,533)	-	(146,533)	-
Disposals for cash	-	(8,678,789)	-	(8,678,789)
Carrying amount at the end of the year	749,528	279,158	749,528	279,158
(b) Listed shares in controlled entity – at recoverable amount				
Carrying amount at the beginning of the year	-	-	245,730	1,277,162
Write down to net asset value	-	-	(132,075)	(1,033,966)
Additions during the year for cash	-	-	202,474	2,534
Carrying amount at the end of the year	-	-	316,129	245,730

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $
11. Other financial assets (cont)				
(c) Unlisted shares in controlled entities at recoverable amount				
Carrying amount at the beginning of the year	-	-	29,921,696	29,921,696
Writedown during the year	-	-	(15,079,486)	-
Return of capital			(6,366,832)	-
Additions during the year – other	-	-	1,796	-
Carrying amount at the end of the year	-	-	8,477,174	29,921,696
12. Property, Plant and Equipment				
Plant and equipment – at cost	2,118,407	1,103,462	43,821	35,092
Accumulated depreciation	(628,267)	(611,865)	(26,957)	(18,692)
Total property, plant and equipment net book value	1,490,140	491,597	16,864	16,400

Reconciliations

Reconciliations of the carrying amounts of plant and equipment are set out below:

	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $
Gross Carrying Amount				
Balance at start of financial year	1,103,462	1,665,250	35,092	31,810
Additions	1,208,567	90,484	8,729	3,282
Disposals	(193,622)	(652,272)	-	-
Balance at end of financial year	2,118,407	1,103,462	43,821	35,092
Accumulated Depreciation				
Balance at start of financial year	(611,865)	(864,487)	(18,692)	(9,868)
Depreciation expense	(136,665)	(229,585)	(8,265)	(8,824)
Disposals	120,263	482,207	-	-
Balance at end of financial year	(628,267)	(611,865)	(26,957)	(18,692)
Net Book Value	1,490,140	491,597	16,864	16,400

Aggregate depreciation allocated is recognised as an expense and disclosed in Note 2b.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
13. Intangible Assets				
Goodwill – at cost	478,012	428,012	-	-
Accumulated amortisation	(41,224)	(22,533)	-	-
	436,788	405,479	-	-
Patents and trademarks – at cost	29,728,336	30,280,232	14,470,000	-
Accumulated amortisation	(9,533,017)	(6,700,588)	(2,894,000)	-
	20,195,319	23,579,644	11,576,000	-
	20,632,107	23,985,123	11,576,000	-

Reconciliations

Reconciliations of the carrying amounts for goodwill are set out below:

	2003	2002	2003	2002
Cost				
Balance at start of financial year	428,012	26,489,369	-	-
Acquisition of DNA ID Labs Note 25(b)	50,000	248,012	-	-
Amount transferred from goodwill on acquisition of GeneType AG in respect of patents (a)	-	(26,309,369)	-	-
Balance at end of financial year	478,012	428,012	-	-
Amortisation				
Balance at start of financial year	(22,533)	(1,979,952)		
Amount transferred from amortisation of goodwill on acquisition of GeneType AG in respect of patents (a)	-	1,973,202	-	-
Amortisation	(18,691)	(15,783)	-	-
Balance at end of financial year	(41,224)	(22,533)	-	-
Net Book Value	436,788	405,479	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated 2003 $	Consolidated 2002 $	The Company 2003 $	The Company 2002 $

13. Intangible Assets (cont)

Reconciliations of the carrying amounts for patents and trademarks are set out below:

	2003 $	2002 $	2003 $	2002 $
Cost				
Balance at start of financial year	30,280,232	3,732,990	-	-
Amount transferred from goodwill on acquisition of GeneType AG in respect of patents (a)	-	26,309,369	-	-
Patents transferred from GeneType AG	-	-	14,470,000	-
Exchange rate movements	(551,896)	237,873	-	-
Balance at end of financial year	29,728,336	30,280,232	14,470,000	-
Amortisation				
Balance at start of financial year	(6,700,588)	(878,504)	-	-
Exchange rate movements	496,041	-	-	-
Amount transferred from amortisation of goodwill on acquisition of GeneType AG in respect of patents (a)	-	(1,973,202)	-	-
Amortisation (b)	(3,328,470)	(3,848,882)	(2,894,000)	-
Balance at end of financial year	(9,533,017)	(6,700,588)	(2,894,000)	-
Net Book Value	20,195,319	23,579,644	11,576,000	-

(a) In June 2002, the amount of goodwill relating to the fair value of the underlying assets on acquisition of GeneType AG was reclassified from goodwill to patents and trademarks.

(b) Aggregate amortisation allocated is recognised as an expense and disclosed in Note 2b.

14. Payables

	2003 $	2002 $	2003 $	2002 $
Current				
Trade creditors	1,978,150	716,624	1,020,222	170,676
Unsecured loan	700,000	700,000	-	-
Loans from controlled entities	-	-	47	47
Sundry creditors and accruals	36,903	273,372	36,902	273,372
	2,715,053	1,689,996	1,057,171	444,095

All payables are non-interest bearing.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
15. Provisions				
Current				
Employee entitlements	253,089	174,737	112,729	52,011
Number of employees at year end	27	21	4	2
16. Other non-current liabilities				
Wholly owned controlled entities	-	-	43,043	869,540
17. Contributed equity				
Fully paid ordinary shares				
Balance at beginning of the year represented by 261,328,474 (2002 - 257,793,804) shares	39,351,301	53,957,294	39,351,301	53,957,294
Add shares issued 1,000,000 share placement for cash at 50 cents	-	500,000	-	500,000
94,340 shares issued as part of business acquisition at 53 cents each	-	50,000	-	50,000
315,000 shares issued for services at 50 cents each	-	157,500	-	157,500
150,000 shares issued for services at 41.5 cents each	-	62,250	-	62,250
507,560 shares issued to acquire investments at 55 cents each	-	279,158	-	279,158
Prorata capital reduction approved in general meeting on 30 November 2001	-	(16,342,867)	-	(16,342,867)
84,000 (2002 - 743,750) Exercise of options at 20 cents each	16,800	148,750	16,800	148,750
700,000 shares issued to acquire investments at 38 cents	266,000	-	266,000	-
121,951 shares issued as part of business acquisition at 41 cents	50,000	-	50,000	-
724,020 on acquisition of shares in Cytomation Inc at 74.5 cents each	-	539,216	-	539,216
Balance at end of the year represented by 262,234,425 ordinary shares	39,684,101	39,351,301	39,684,101	39,351,301

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

18. Vendor, Directors and Staff Share Option Plan

(a) Unlisted Vendor Options

On 29 August 2000, shareholders approved the issue of 70,000,000 unlisted options to the vendors of GeneType AG at an exercise price of 20 cents on or before 14 April 2005.

	2003 Number	2002 Number
Balance at the beginning of the financial year (i)	69,256,250	70,000,000
Granted during the year	-	-
Exercised during the year (ii)	(84,000)	(743,750)
Lapsed during the year	-	-
Balance at the end of the financial year (iii)	69,172,250	69,256,250

(i) Balance at the beginning of the financial year

2003	Number	Grant date	Expiry Date	Exercise Price
Options - Series				
Vendor options	69,256,250	29/8/00	14/4/05	$0.20

2002	Number	Grant date	Expiry Date	Exercise Price
Options - Series				
Vendor options	70,000,000	29/8/00	14/4/05	$0.20

Vendor options carry no rights to dividends and no voting rights.

In accordance with the terms of the vendor options, options can be exercised at any time from the date of their issue to the date of their expiry.

(ii)Vendor Options Exercised during the Financial Year

2003	No of Options Exercised	Grant Date	Exercise Date	Expiry Date	Exercise Price	No of Shares Issued	Fair Value Received	Fair Value of Shares at Date of Issue
Vendor Options	84,000	29/8/00	29/5/03	14/4/05	$0.20	84,000	$16,800	$34,440

2002	No of Options Exercised	Grant Date	Exercise Date	Expiry Date	Exercise Price	No of Shares Issued	Fair Value Received	Fair Value of Shares at Date of Issue
Vendor Options	140,000	29/8/00	17/12/01	14/4/05	$0.20	140,000	$28,000	$67,900
Vendor Options	238,589	29/8/00	16/4/02	14/4/05	$0.20	238,589	$47,718	$155,083
Vendor Options	337,161	29/8/00	16/4/02	14/4/05	$0.20	337,161	$67,432	$219,155
Vendor Options	28,000	29/8/00	18/4/02	14/4/05	$0.20	28,000	$5,600	$18,200
	743,750					743,750	$148,750	$460,338

Fair value of consideration received is measured as the nominal value of cash receipts on conversion. The fair value of shares at the date of issue is measured as the market value at close of trade on the date of their issue.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

18. Vendor, Directors and Staff Share Option Plan (cont)

(iii) Balance at End of Financial Year

2003	Number	Vested Number	Unvested Number	Grant Date	Expiry Date	Exercise Price $
Vendor Options	69,172,250	69,172,250	-	29/8/00	14/4/05	$0.20

2002	Number	Vested Number	Unvested Number	Grant Date	Expiry Date	Exercise Price $
Vendor Options	69,256,250	69,256,250	-	29/8/00	14/4/05	$0.20

Vendor options carry no rights to dividends and no voting rights.

In accordance with the terms of the vendor options, options can be exercised at any time from the date of their issue to the date of their expiry.

Consideration received on the exercise of vendor options is recognised in contributed equity. During the financial year $16,800 (2002 - $148,750) was recognised in contributed equity arising from the exercise of vendor options.

(b) Unlisted Directors Options

On 29 August 2000, shareholders also approved the issue of 3,000,000 unlisted options to directors at an exercise price of 45 cents on or before 14 April 2005.

	2003 Number	2002 Number
Balance at the beginning of the financial year (i)	3,000,000	3,000,000
Granted during the year	-	-
Exercised during the year	-	-
Lapsed during the year	-	-
Balance at the end of the financial year (ii)	3,000,000	3,000,000

(i) Balance at the beginning of the financial year

2002 and 2003	Number	Grant date	Expiry Date	Exercise Price
Options - Series				
Unlisted Directors options	3,000,000	29/8/00	14/4/05	$0.45

Directors options carry no rights to dividends and no voting rights.

In accordance with the terms of the Directors options, options can be exercised at any time from the date of their issue to the date of their expiry.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

18. Vendor, Directors and Staff Share Option Plan (cont)

(b) Unlisted Directors Options (cont)

(ii) Balance at End of Financial Year

2003	Number	Vested Number	Unvested Number	Grant Date	Expiry Date	Exercise Price $
Unlisted Directors Options	3,000,000	3,000,000	-	29/8/00	14/4/05	$0.45

2002	Number	Vested Number	Unvested Number	Grant Date	Expiry Date	Exercise Price $
Unlisted Directors Options	3,000,000	3,000,000	-	29/8/00	14/4/05	$0.45

Directors options carry no rights to dividends and no voting rights.

In accordance with the terms of the vendor options, options can be exercised at any time from the date of their issue to the date of their expiry.

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from directors (Nil) is not recognised in the financial statements except for the purposes of determining directors' remuneration in respect of that financial year as disclosed in note 22 to the financial statements. The amounts are disclosed in remuneration in respect of the financial year in which the entitlement was earned.

(c) Staff Share Plan

On 30 November 2001 shareholders approved the establishment of the Staff Share Plan.

	2003 Number	2002 Number
Balance at the beginning of the financial year (i)	8,220,000	-
Granted during the year (ii)	2,250,000	8,470,000
Exercised during the year	-	-
Lapsed during the year (iii)	(750,000)	(250,000)
Balance at the end of the financial year (iv)	9,720,000	8,220,000

(i) Balance at the beginning of the financial year

2003	Number	Grant date	Expiry Date	Exercise Price
Options - Series				
Issued 30/11/01	4,750,000	30/11/01	30/11/07	$0.61
Issued 30/11/01	2,150,000	30/11/01	30/11/07	$0.56
Issued 30/11/01	1,320,000	30/11/01	30/11/07	$0.49
	8,220,000			

Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.

In accordance with the terms of the Staff Share Plan, options vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

18. Vendor, Directors and Staff Share Option Plan (cont)

(c) Staff Share Plan (cont)

(ii) Granted During the Year

2003	Number	Grant Date	Expiry Date	Exercise Price	Fair Value Received
Option - Series					
Issued 9/7/02	200,000	9/7/02	9/7/08	$0.56	-
Issued 17/7/02	200,000	17/7/02	17/7/08	$0.49	-
Issued 20/5/03	1,675,000	20/5/03	20/5/09	$0.44	-
Issued 20/5/03	175,000	20/5/03	20/5/09	$0.38	-
	2,250,000				

2002	Number	Grant Date	Expiry Date	Exercise Price	Fair Value Received
Option - Series					
Issued 30/11/01	4,750,000	30/11/01	30/11/07	$0.61	-
Issued 30/11/01	2,150,000	30/11/01	30/11/07	$0.56	-
Issued 30/11/01	1,570,000	30/11/01	30/11/07	$0.49	-
	8,470,000				

Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.

In accordance with the terms of the Staff Share Plan, options vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.

(iii) Lapsed during the year

The following equity-based instruments issued to employees have lapsed during the reporting period as a result of staff ceasing to be employed by the company:

	2003 Number	2002 Number	Exercise Price
Options - Series			
Issued 30/11/01	250,000	250,000	$0.49
Issued 30/11/01	500,000	-	$0.61
	750,000	250,000	

The above options are options to purchase ordinary shares at the exercise price at any time from the date of their issue to the date of expiry, subject to the vesting provisions of only 25% per annum. The lapsed options carry no voting or dividend rights.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

18. Vendor, Directors and Staff Share Option Plan (cont)

(c) Staff Share Plan (cont)

(iv) Balance at End of Financial Year

2003	Number	Vested Number	Unvested Number	Grant Date	Expiry Date	Exercise Price $
Option - Series						
Issued 30/11/01	4,250,000	1,062,500	3,187,500	30/11/01	30/11/07	$0.61
Issued 30/11/01	2,150,000	537,500	1,612,500	30/11/01	30/11/07	$0.56
Issued 30/11/01	1,070,000	267,500	802,500	30/11/01	30/11/07	$0.49
Issued 9/7/02	200,000	-	200,000	9/7/02	9/7/08	$0.56
Issued 17/7/02	200,000	-	200,000	17/7/02	17/7/08	$0.49
Issued 20/5/03	1,675,000	-	1,675,000	20/5/03	20/5/09	$0.44
Issued 20/5/03	175,000	-	175,000	20/5/03	20/5/09	$0.38
	9,720,000	1,867,500	7,852,500			

2002	Number	Vested Number	Unvested Number	Grant Date	Expiry Date	Exercise Price $
Option - Series						
Issued 30/11/01	4,750,000	-	4,750,000	30/11/01	30/11/07	$0.61
Issued 30/11/01	2,150,000	-	2,150,000	30/11/01	30/11/07	$0.56
Issued 30/11/01	1,320,000	-	1,320,000	30/11/01	30/11/07	$0.49
	8,220,000	-	8,220,000			

Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.

In accordance with the terms of the Staff Share Plan, options vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from employees (nil) is not recognised in the financial statements except for the purposes of determining directors' and executives remuneration in respect of that financial year as disclosed in note 22 and 23 to the financial statements. The amounts are disclosed in remuneration in respect of the financial year in which the entitlement was earned.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
19. Reserves				
(a) Composition				
Share option reserve	-	-	-	-
Foreign currency translation reserve	692,310	581,373	-	-
	692,310	581,373	-	-
(b) Movements				
Share option reserve				
Balance as at beginning of the year	-	1,564,356	-	1,564,356
Transfer to accumulated losses	-	(1,564,356)	-	(1,564,356)
Balance at end of year	-	-	-	-
Foreign Currency Translation Reserve				
Balance as at beginning of year	581,373	358,911	-	-
Net translation adjustment	110,937	222,462	-	-
Balance at end of year	692,310	581,373	-	-
20. Accumulated losses				
Retained earnings/(Accumulated losses) at beginning of year	(8,824,594)	(17,907,223)	857,565	(13,083,700)
Transfer from contributed equity as a prorate reduction in capital approved by shareholders (See note 17)	-	16,342,867	-	16,342,867
Transfer from share option reserve (See note 19)	-	1,564,356	-	1,564,356
Net (loss) attributable to members of the parent entity	(4,160,331)	(8,824,594)	(7,797,093)	(3,965,958)
Retained earnings/(Accumulated losses) at the end of the year	(12,984,925)	(8,824,594)	(6,939,528)	857,565

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

21. Additional Financial Instrument Disclosure

(a) Interest Rate Risk Exposures

Cash assets totalling $5,828,540 (2002: $7,160,229) have a weighted average floating interest rate of 1.9% (2002: 2.85%). A weighted floating interest rate of 0% (2002: 2.85%) on security deposits totalling $49,750 (2002: $69,750) is included in other current financial assets.

Other receivables, investments, accounts payable and other financial items are non-interest bearing.

(b) Net fair values of financial assets and liabilities

Valuation Approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised Financial Instruments

Listed shares included in "Inventories" are traded in an organised financial market. The net fair value of listed shares are determined by valuing them at the quoted bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability.

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amount of bank term deposits, accounts receivable and accounts payable approximate net fair value.

(c) Net fair values

Recognised Financial Instruments

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

		Consolidated		Consolidated
	2003	2003	2002	2002
	Carrying amount	Net fair value	Carrying amount	Net fair value
	$	$	$	$
Financial assets				
Cash	5,528,540	5,528,540	7,160,299	7,160,299
Receivables	1,286,346	1,286,346	302,913	302,913
Other	-	-	-	-
Inventories:-				
Shares in other corporations				
- listed	258,341	262,790	781,817	829,411
Financial liabilities				
Accounts payable	2,715,053	2,715,053	1,689,996	1,689,996

The listed shares in other corporations are readily tradeable on organised markets in a standardised form. All other financial assets and liabilities are not readily tradable on organised markets in a standardised form.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
22. Remuneration of Directors				
Directors' income				
The number of Directors of Genetic Technologies Limited whose income from the Company or any related party falls within the following bands:				
			No	No
$ 0 - $ 9,999			1	1
$ 50,000 - $ 59,999			1	-
$ 90,000 - $ 99,999			-	1
$140,000 - $149,999			1	-
$150,000 - $159,999			-	1
$170,000 - $179,999			-	1
$310,000 - $319,999			1	-
$480,000 - $489,999			1	-
The aggregate income paid or payable, or otherwise made available in respect of the financial year to all Directors of the Company and controlled entities directly or indirectly by the Company or any related party	1,739,158	935,025	1,001,515	428,002

Remuneration of directors includes director's fees together with management and consulting fees paid to entities associated with the Directors as disclosed in Note 29.

2,000,000 unlisted options of 45 cents were approved and granted to Dr Mervyn Jacobson and 1,000,000 to Ian Dennis on 29 August 2000. These options have an exercise price of 45 cents and are exercisable on or before 14 April 2005.

2,000,000 unlisted options of 61 cents were approved and granted to Dr Mervyn Jacobson, 1,000,000 to Ian Dennis and 500,000 to Fred Bart on 30 November 2001. These options have an exercise price of 61 cents and are exercisable on or before 30 November 2007.

Persons who have acted as Directors of the Company during the financial year ended 30 June 2003 are:

Dr Mervyn Jacobson

Fred Bart

Russell Granzow (Appointed 6 May 2003)

Ian Alistair Dennis

Prof Deon Venter (Appointed 17 March 2003)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
23. Executives' remuneration				
The number of Australian based executive officers (including executive directors) of the Company and of the controlled entities whose remuneration from the Company or related parties, and from entities in the consolidated entity, falls with the following bands:				
$100,000 - $109,999	-	1	-	-
$120,000 - $129,999	1	3	-	-
$150,000 - $159,999	1	2	1	1
$160,000 - $169,999	1	-	-	-
$170,000 - $179,000	1	-	-	-
$240,000 - $249,999	1	-	-	-
$310,000 - $319,999	1	-	1	-
$460,000 - $469,999	-	1	-	1
$480,000 - $489,999	1	-	1	-
Total income in respect of the financial year received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more	1,660,135	834,690	955,427	327,667

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

	2003 Mining $	2003 Biotech $	2003 Investment $	2003 Unallocated $	2003 Totals	2003 Eliminations $	2003 Consolidated $
24. Segment Information							
Business Segments (Primary segments) - 2003							
External Sales	-	8,496,890	492,932	-	9,989,822	-	9,989,822
Inter-segment sales	-	-	-				-
Unallocated revenues	-	-	-	274,384	274,384	-	274,384
Total revenue	-	8,496,890	492,932	274,384	9,264,206	-	9,264,206
Segment results	-	(4,153,876)	(171,469)	-	(4,325,345)	-	(4,325,345)
Loss from ordinary activities before income tax expense					(4,325,345)		(4,325,345)
Income tax expense relating to ordinary activities					-	-	-
Net Loss					(4,325,345)	-	(4,325,345)
Segment assets	-	23,408,593	1,007,869	5,828,540	30,245,002	-	30,245,002
Segment liabilities	-	2,968,142	-	-	2,968,142	-	2,968,142
Acquisition of segment assets	-	1,208,567	616,903	-	1,825,470	-	1,825,470
Depreciation and amortisation of segment assets	-	3,483,826	-	-	3,483,826	-	3,483,826
Other non-cash expenses	-	-	430,959	-	430,959	-	430,959

The principal services of each business segment is as follows:

Mining – residual interest in mineral exploration tenements in Australia.

Biotechnology – research, service testing and licensing of intellectual property in Switzerland and Australia.

Investment – equity investments in other entities in USA, Canada and Australia.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

24. Segment Information (cont)

The consolidated entity operates in Australia, USA, Switzerland and Canada in the biotechnology, mining and investment industries.

Geographical Segments – 2003

	2003 Australia $	2003 Canada $	2003 USA $	2003 Switzerland $	2003 Unallocated	2003 Totals	2003 Eliminations	2003 Consolidated $
Revenue	8,987,844	1,978	-	-	274,384	9,264,206	-	9,264,206
Segment results	(3,779,382)	(30,133)	-	(515,830)	-	(4,325,345)	-	(4,325,345)
Loss from ordinary activities before income tax expense	(3,779,382)	(30,133)	-	(515,830)	-	(4,325,345)	-	(4,325,345)
Income tax expense relating to ordinary activities	-	-	-	-	-	-	-	-
Net Loss	(3,779,382)	(30,133)	-	(515,830)	-	(4,325,345)	-	(4,325,345)
Segment assets	23,707,215	410,459	-	298,788	5,828,540	30,245,002	-	30,245,002
Segment liabilities	2,949,577	6,305	-	12,260	-	2,968,142	-	2,968,142
Acquisition of segment assets	1,825,470	-	-	-	-	1,825,470	-	1,825,470
Depreciation and amortisation of segment assets	3,005,636	-	-	478,190	-	3,483,826	-	3,483,826

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

24. Segment Information (cont)

Business Segments (Primary Segment) - 2002

	2002 Mining $	2002 Biotech $	2002 Investment $	2002 Unallocated $	2002 Totals $	2002 Eliminations $	2002 Consolidated $
External Sales	318,163	3,091,500	9,215,438	-	12,352,036	-	12,352,036
Inter-segment	-	-	-	-	-		-
Unallocated revenues	-	-	-	481,479	481,479	-	754,544
Total revenue	318,163	3,091,500	9,215,438	481,479	13,106,580	-	13,106,580
Segment results	265,499	(6,642,890)	(2,511,039)	-	(8,888,430)	-	(8,888,430)
Loss from ordinary activities before income tax					(8,888,430)	-	(8,888,430)
Income tax expense relating to ordinary activities							-
Net Loss							(8,888,430)
Segment assets	-	31,939,932	1,060,975	-	33,000,907	-	33,000,907
Segment liabilities	-	1,864,730	-	-	1,864,733	-	1,864,733
Acquisition of segment assets	-	248,012	-	-	248,012	-	248,012
Depreciation and amortisation of segment assets	64,712	4,029,538	-	-	4,094,250	-	4,094,250
Write down of investments	-	-	2,507,127	-	2,507,127	-	2,507,127
Other non-cash expenses	34,501	157,500	2,507,127	62,250	2,761,378	-	2,761,378

The principal services of each business segment is as follows:

Mining – residual interest in mineral exploration tenements in Australia.

Biotechnology – research, service testing and licensing of intellectual property in Switzerland and Australia.

Investment – equity investments in other entities in USA, Canada and Australia.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

24. Segment Information (cont)

Geographical Segments – 2002

	2002 Australia $	2002 Canada $	2002 USA $	2002 Switzerland $	2002 Unallocated	2002 Totals	2002 Eliminations	2002 Consolidated $
Revenue	12,818,925	121,234	62,056	55,802	110,619	13,168,636	(62,056)	13,106,580
Segment results	(8,211,555)	(43,495)	20,917	(754,429)	100,132	(8,888,430)	-	(8,888,430)
Loss from ordinary activities before income tax	(8,211,555)	(43,495)	20,917	(754,429)	100,132	(8,888,430)	-	(8,888,430)
Income tax expense relating to ordinary activities	-	-	-	-	-	-	-	-
Net Loss	(8,211,555)	(43,495)	20,917	(754,429)	100,132	(8,888,430)	-	(8,888,430)
Segment assets	31,905,331	239,608	-	855,968	-	33,000,907	-	33,000,907
Segment liabilities	1,837,131	3,757	4,922	18,923	-	1,864,733	-	1,864,733
Acquisition of segment assets	248,012	-	-	-	-	248,012	-	248,012
Depreciation and amortisation of segment assets	3,232,613	-	-	861,637	-	4,094,250	-	4,094,250

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

25. Notes to the statements of cash flows

(a) Reconciliation of loss from ordinary activities after income tax to the net cash used by operating activities

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
(Loss) from ordinary activities after income tax	(4,325,345)	(8,888,430)	(7,797,093)	(3,965,958)
Add/(less) non cash items:				
Write down of value of inventories	284,426	2,507,127	284,426	2,492,976
Write down in the value of investments	146,533	-	146,533	-
Write down of value of controlled entities to net asset value	-	-	15,211,561	1,033,966
Amortisation of goodwill/patents	3,347,161	3,864,665	2,894,000	-
Gain on intra-group transfer of patents	-	-	(9,112,857)	-
Depreciation of plant and equipment	136,665	229,585	8,265	8,824
Loss on sale of property, plant and equipment	73,359	3,359	-	-
Profit (loss) on sale of inventories	(259,490)	3,912	(259,490)	-
Profit on sale of investments	-	(885,383)	-	(821,211)
Securities issued for expenses	-	219,750	-	219,750
Equipment received as part of sales	(754,268)	-	-	-
Securities received as part of sales	(350,904)	(850,785)	(350,904)	(737,577)
Foreign exchange movements	841,507	7,783	-	-
Other	-	-	-	3
Changes in assets and liabilities:				
Trade debtors	(1,013,288)	113,208	(839,058)	110,666
Other debtors	9,855	(158,484)	12,580	792
Other financial assets	20,000	-	20,000	-
Provisions	78,352	87,660	60,718	22,407
Trade creditors	1,011,194	429,092	849,546	160,750
Sundry creditors and accruals	(239,464)	-	(236,470)	-
Net cash generated (used) by operating activities	(993,707)	(3,316,941)	891,757	(1,474,612)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

25. Notes to the statements of cash flows (cont)

(b) Business acquired

During the financial year, a business was acquired. Details of the acquisition are as follows:

	Consolidated		The Company	
	2003	2002	2003	2002
	$	$	$	$
Consideration				
Cash	-	98,012	-	-
Consideration payable	-	100,000		
Ordinary shares	50,000	50,000	-	-
	50,000	248,012	-	-
Fair value of net assets acquired				
Goodwill	50,000	248,012	-	-
Net Cash Outflow on Acquisition				
Cash	-	98,012	-	-

(c) Businesses disposed

During the previous financial year, the consolidated entity disposed of Golden Mount NL and Mt Alexander Goldfields NL. Details of the disposal are as follows:

	Consolidated		The Company	
	2003	2002	2003	2002
Consideration				
Cash	-	300,000	-	300,000
Book Value of Net Assets Sold				
Current assets				
Receivables	-	20,000	-	-
Non Current Assets				
Property, plant & equipment	-	165,828	-	-
Non Current Liabilities				
Provisions	-	(250,000)	-	-
Net assets disposed	-	(64,172)	-	-
Profit on disposal	-	364,172	-	300,000
Net cash inflows from sale of controlled entity	-	300,000	-	300,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

25. Notes to the statements of cash flows (cont)

(d) Non-Cash Financing and Investing Activities

2003

The consolidated entity issued 700,000 ordinary shares at 38 cents each to acquire a shareholding in XY, Inc at a value of $266,000.

The consolidated entity also issued 121,951 ordinary shares at 41 cents each as part of the consideration to acquire DNA-ID Labs at a value of $50,000.

As part of the licensing transaction with Pyrosequencing of Sweden, the company received 3 machines for its Melbourne laboratory with a fair value of $754,268.

2002

During the financial year, the consolidated entity settled the payment for services by the issue of ordinary shares at market prices at the time of the issue. One transaction involved the issue of 315,000 ordinary shares at 50 cents each with a value of $157,500 and the other transaction involved the issue of 150,000 ordinary shares at 41.5 cents each with a value of $62,250.

The consolidated entity also issued 507,560 ordinary shares at 55 cents each to acquire a shareholding in XY, Inc at a value of $279,158.

The consolidated entity also issued 724,020 ordinary shares at 74.5 cents each to acquire shares in Cytomation Inc at a value of $539,216.

The consolidated entity also issued 94,340 ordinary shares at 53 cents each as part of the consideration to acquire DNA-ID Labs at a value of $50,000.

26. Commitments

Capital expenditure commitments

The Company does not have any significant capital expenditure commitments that are subject to binding contracts. However the Company has continuing minimal expenditure requirements of the Western Australian Mines Department in respect of its prospecting licences, exploration licences and mining leases.

The Company has entered into a conditional purchase agreement to purchase an item of equipment for A$455,000 exclusive of GST subject to installation and satisfactory performance criteria. On the basis that the equipment meets the criteria, the purchase price is due to be paid prior to 31 December 2003.

In respect of the Duketon Belt Joint Venture with Johnson's Well Mining NL in which the Company has a 19.84% (2002: 21.18%) interest, the Company is not contributing any funding towards the project by agreement with the joint venture partner and will dilute its interest in the project.

27. Contingent Liabilities

The consolidated entity has been notified of a number of native title claims covering exploration tenements in the Duketon Belt Joint Venture in Western Australia held by the consolidated entity under the Commonwealth Native Title Act, 1993. Until further information regarding the claims and the affected area is available, the consolidated entity will not be in a position to assess the likely effect, if any, of any claim. However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

28. Joint Venture Operations

The consolidated entity has an interest in the following joint venture:

On 29 September 1995 the Company entered into a Joint Venture agreement with Johnson's Well Mining NL for the Duketon Belt Project. Johnson's Well Mining NL originally had a 75% interest in the Duketon Belt tenements and the Company had 25%. Johnson's Well Mining ML subsequently sold part of its interest in the Joint Venture to Newmont Australia Limited. The Company is no longer contributing to the joint venture operating costs and its interest has reduced from 25% to 19.84% with the agreement of Johnson's Well Mining NL and Newmont Australia Limited. The Company has written off its entire investment in the Duketon Belt Project in previous years. The Joint Venture is managed by Newmont Australia Limited.

29. Related Party Transactions

(a) Directors

The name of directors and details of remuneration (including transactions disclosed in (b) below) are set out in Note 22.

(b) Transactions with the Company or its Controlled Entities

Dennis Corporate Services Pty Limited is associated with Mr I A Dennis and provided management and accounting services to the Company for the year ended 30 June 2002 and received $32,667. No services were provided during the year ended 30 June 2003.

4F Investments Pty Limited is associated with Mr Fred Bart and provided management services to the Company for the year ended 30 June 2003 and received $54,000 (2002 - $72,000).

Bankberg Pty Limited is associated with Dr Mervyn Jacobson and provided the office and laboratory premises to GeneType Pty Limited at Hanover Street, Fitzroy. During the year to 30 June 2003, GeneType Pty Limited paid Bankberg Pty Limited rent and outgoings of $364,562 (2002 - $483,538).

GrapeSeed Intl is associated with Mr Russell Granzow and provided management services to the Company for the period 17 April 2003 to 30 June 2003 and received $58,761 (2002 – Nil).

During the year the Company acquired an additional 17,500 common shares in XY, Inc (a director related entity) on an arms length basis. The Company owns 0.42% of the issued common shares of XY, Inc.

Transactions with directors are on normal commercial terms and conditions.

(c) Directors' Holdings of Shares and Share Options

The interests of Directors of the reporting entity and their Director - related entities in shares and share options of entities within the consolidated entity at year-end are set out below.

	Consolidated		The Company	
	2003	**2002**	**2003**	**2002**
Genetic Technologies Limited				
		Shares (number held)		**Options (number held)**
Dr Mervyn Jacobson	100,900,900	100,513,500	53,000,000	53,000,000
Mr Fred Bart	26,918,214	26,818,214	500,000	500,000
Mr Ian Alistair Dennis	300,000	300,000	2,000,000	2,000,000
Prof Deon Venter		-	-	-
Russell Granzow		-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

29. Related Party Transactions (cont)

(d) Directors' transactions in shares and share options

During the previous year, unlisted options were granted to directors under the Staff Share Plan exercisable at 61 cents each on or before 30 November 2007. Dr Mervyn Jacobson received 2,000,000, Ian Dennis 1,000,000 and Fred Bart 500,000.

No options were exercised by directors at 30 June 2003.

(e) Balances with Entities within the wholly owned group

	The Company	
	2003	2002
	$	$
The aggregate amount receivable/(payable) from (to) wholly owned controlled entities by the Company at balance date:		
Non – current assets	6,564,217	3,424,811
Non – current liabilities	(43,043)	(869,540)

These amounts are interest-free and repayable at call, however are not expected to be repaid within twelve months.

30. Controlled Entities

(a) Particulars in relation to controlled entities:

	Country of Incorporation	Ordinary Share Consolidated Interest Held	
		2003	*2002*
Parent Entity			
Genetic Technologies Limited	Australia		
Controlled Entities			
GeneType AG	Switzerland	100%	100%
GeneType Corporation	USA	100%	100%
GeneType Pty Limited	Australia	100%	100%
Simons GeneType Diagnostics Pty Limited	Australia	100%	100%
Genetic Technologies Corporation Pty Limited	Australia	100%	100%
Silbase Scientific Services Pty Limited	Australia	100%	100%
RareCellect Limited	Australia	100%	100%
ImmunAid Pty Limited	Australia	60%	60%
AgGenomics Pty Limited	Australia	50.1%	50.1%
Gtech International Resources Limited	Canada	78.22%	70.58%

The controlled entities' shares are all owned directly by the parent entity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

30. Controlled Entities (Cont)

(b) Disposal of controlled entities

During the previous financial year the consolidated entity disposed of its 100% interest in Golden Mount NL and Mt Alexander Goldfields NL. The aggregate gain to the consolidated entity was $364,172.

31. Outside Equity Interests

		Consolidated
	2003	2002
	$	$
Outside equity interests in controlled entities comprise:		
Contributed equity	1,082,028	1,402,089
Accumulated losses	(1,230,970)	(1,424,342)
Reserves	34,242	50,347
Total outside equity interests	(114,626)	28,094

32. Total equity reconciliation

		Consolidated		The Company
	2003	2002	2003	2002
	$	$	$	$
Total equity at the beginning of the year	31,136,174	38,067,754	40,208,866	42,437,950
Total changes in parent entity interest in equity recognised in statement of financial performance	(4,049,394)	(8,602,132)	(7,797,093)	(3,965,958)
Transactions with owners as owners:				
Contribution of equity	332,800	1,736,874	332,800	1,736,874
Total changes in outside equity interests	(142,720)	(66,322)	-	-
Total equity at end of year	27,276,860	31,136,174	32,744,573	40,208,866

33. Leases

Operating Leases

Operating leases relate to office premises in Sydney and Melbourne and laboratory facilities in Melbourne with lease terms between 2 and 10 years. The Melbourne laboratory facility has an option to extend for a further 10 years. The Melbourne laboratory facilities are owned by a company associated with the Executive Chairman. All operating lease contracts contain market review clauses in the event that the company/consolidated entity exercises its option to renew. The company/consolidated entity does not have an option to purchase the leased assets at the expiry of the lease periods.

Not longer than 1 year	399,224	278,736	25,077	52,496
Longer than 1 year and not longer than 5 years	1,487,472	955,113	-	50,153
Longer than 5 years	1,487,472	1,131,200	-	-
	3,374,168	2,365,049	25,077	102,649

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (CONT)

34. Subsequent Events

On 25 August 2003, the Company announced that it had placed 13,333,333 new ordinary shares at 75 cents each raising $10,000,000. As part of the placement the company also issued 6,666,667 unlisted options on the basis of one option for each two shares subscribed in the placement. These options are exercisable at a price of $1.00 each on or before 30 September 2005. These new shares and options will be issued on 3 September 2003 and will be listed on the Australian Stock Exchange on 5 September 2003.

Since the end of the financial year, the following unlisted options have been exercised:

Description	Number
Directors Options at 45 cents expiring 14 April 2005	1,000,000
Vendor Options at 20 cents expiring 14 April 2005	3,182,000
Staff Options at 56 cents expiring 30 November 2007	125,000
Staff Options at 49 cents expiring 30 November 2007	75,000

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2003.

35. Additional Company Information

Genetic Technologies Limited is a listed public company, incorporated and operating in Australia, North America and Europe.

Registered Office and Principal Place of Business

60-66 Hanover Street
Fitzroy VIC 3065
Australia

Sydney Business Office

Level 9
185 Macquarie Street
Sydney NSW 2000

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report.

Home Exchange

The Company's ordinary shares are quoted on the Australian Stock Exchange Limited. The Home Exchange is Perth. The ticker symbol for the ordinary shares is "GTG".

Substantial Shareholders

At 26 August 2003 the following substantial shareholders were registered:

	Ordinary Shares	Percentage of total Ordinary shares
Dr Mervyn Jacobson	100,900,900	37.84%
Security & Equity Resources Limited	26,918,214	10.10%

Voting Rights

Rule 74 of the Company's Constitution stipulates the voting rights of members as follows:

"Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and

(b) On a poll every person present who is a Member or proxy, attorney or Representative has:

(i) For each fully paid share that the person holds or represents - one vote; and

(ii) For each share other than a fully paid share that the person holds or represents – that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited)."

Distribution of Equity Security Holders

At 26 August 2003 the distribution of equity security holders were:

Range	Ordinary Shareholders	Number of Shares
1-1,000	318	246,588
1,001 - 5,000	1,341	4,191,029
5,001 - 10,000	820	6,931,200
10,001 - 100,000	1,073	35,062,137
100,001 and over	184	220,185,471
Total	3,736	266,616,425

There were 417 ordinary shareholders with less than a marketable parcel.

There is no current on-market buy-back.

ASX ADDITIONAL INFORMATION (CONT)

Twenty Largest Ordinary Shareholders – Listed

At 26 August 2003 the 20 largest ordinary shareholders held 68.06% of the total issued fully paid quoted ordinary shares of 266,616,425.

Shareholder	Fully Paid Ordinary Shares	Percentage of total
1. Dr Mervyn Jacobson Group	100,900,900	37.84%
2. Security & Equity Resources Limited	26,918,214	10.10%
3. Dr Mervyn Jacobson as trustee	9,724,142	3.65%
4. Gail Bratz	6,043,433	2.27%
5. Maurie Stang	4,718,000	1.77%
6. Bernard Stang	4,716,583	1.77%
7. Fodiro Pty Limited	3,279,983	1.23%
8. Tamara Milstein	3,069,000	1.15%
9. Jack Jacobson	2,800,000	1.05%
10. Glenn Jacobson	2,800,000	1.05%
11. Bernard Bart	2,700,000	1.01%
12. ANZ Nominees Limited	2,646,300	0.99%
13. Elizabeth Sy	2,214,000	0.83%
14. National Nominees Limited	1,735,484	0.65%
15. Dr Joshua Ehrlich	1,421,000	0.53%
16. Nerlob Pty Limited	1,326,209	0.50%
17. John V Egan	1,176,000	0.44%
18. M Sailer Investments Inc	1,114,200	0.42%
19. Cork & Salford Management Limited	1,080,000	0.41%
20. Dr Michael Balint	1,064,000	0.40%
	181,447,448	68.06%

ASX ADDITIONAL INFORMATION (CONT)

Twenty Largest Option Holders – Unlisted

At 26 August 2003 the 20 largest option holders held 98.20% of the 65,990,250 unlisted options issued to GeneType AG vendors exercisable at 20 cents each on or before 14 April 2005.

Optionholder	Options	Percentage of total
1. JGT ApS	49,000,000	74.25%
2. Dr Mervyn Jacobson as trustee	3,273,614	4.96%
3. Maurie Stang	2,359,000	3.57%
4. Bernie Stang	2,359,000	3.57%
5. Jack R Jacobson	1,400,000	2.12%
6. Glenn Jacobson	1,400,000	2.12%
7. Royal Bank of Scotland	896,000	1.36%
8. Gail Bratz <Morgan Horse A/C>	700,000	1.06%
9. Gail Bratz	644,000	0.98%
10. John V Egan	588,000	0.90%
11. Luisa Ashdown	350,000	0.53%
12. GMG Management (IOM) Limited	315,636	0.48%
13. Peter John Gill	280,000	0.42%
14. Paul Daniel	224,000	0.34%
15. M Sailer Investments Inc	224,000	0.34%
16. John C Goudie	196,000	0.30%
17. Christopher R Botsford	168,000	0.25%
18. Karen Phillips	150,000	0.23%
19. Amikam Molad & Judith Molad	140,000	0.21%
20. NWH International Limited	133,636	0.21%
	64,800,886	98.20%

In addition to the above options, there are 2,000,000 unlisted options issued to Directors exercisable at 45 cents each on or before 14 April 2005. These options were approved by shareholders in General Meeting on 29 August 2000.

Optionholder	Options
1. Dr Mervyn Jacobson	2,000,000

ASX ADDITIONAL INFORMATION (CONT)

Staff Share Plan – Unlisted Options

On 30 November 2001, shareholders approved the establishment of a Staff Share Plan. During the year a total of 2,250,000 (2002 - 8,470,000) options were issued to employees, directors and consultants. 750,000 (2002 - 250,000) of these options lapsed during the year on the resignation of employees. The details of the remaining 9,720,000 unlisted options issued under the Staff Share Plan were as follows:

	Number	Exercise Price	Expiry
Level 3 – Dr Mervyn Jacobson – Director	2,000,000	$0.61	30 November 2007
Level 3 – Ian Dennis – Director	1,000,000	$0.61	30 November 2007
Level 3 – Fred Bart – Director	500,000	$0.61	30 November 2007
Level 3 – Senior Executives	750,000	$0.61	30 November 2007
Level 2 – Staff and consultants	2,150,000	$0.56	30 November 2007
Level 1 – Staff and consultants	1,070,000	$0.49	30 November 2007
Level 2 – Staff and consultants	200,000	$0.56	9 July 2008
Level 1 – Staff and consultants	200,000	$0.49	17 July 2008
Level 2 – Staff and consultants	1,675,000	$0.44	20 May 2009
Level 1 – Staff and consultants	175,000	$0.38	20 May 2009
	9,720,000		

These options are subject to the rules of the Staff Share Plan.

CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year.

Board of Directors

The Board is responsible for the overall Corporate Governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

The names of the Directors of the company in office at the date of the Statement are set out in the Directors' Report of these financial statements.

The composition of the Board is determined using the following principles:

> The Board should comprise at least three directors. This number may be increased where it is felt that additional expertise is required in specific areas, or when an outstanding candidate is identified.

> The Chairman of the Board may be a non-executive director.

> The Board should comprise directors with a broad range of expertise relevant to the operations of the consolidated entity.

The composition of the Board is reviewed annually to ensure that the Board has the appropriate mix of expertise and experience. The terms and conditions of the appointment and retirement of non-executive directors are also reviewed annually and set out in a letter of appointment.

Each Director has the right to seek independent professional advice at the consolidated entity's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

Apart from observing legal requirements, directors inform the Board of any proposed dealing in the Company's shares and are generally required to confine any such dealing (if otherwise appropriate) to a two week window following the release of quarterly reports or significant announcements.

Responsibilities of the Board of Directors

The role of the Board include:

(a) Reviewing and making recommendations in remuneration packages and policies applicable to Directors, senior executives and consultants.

(b) Nomination of external auditors and reviewing the adequacy of external audit arrangements.

(c) Establishing the overall internal control framework over financial reporting, quality and integrity of personnel and investment appraisal. In establishing an appropriate framework, the Board recognised that no cost effective internal control systems will preclude all errors and irregularities.

(d) Establishing and maintaining appropriate ethical standards in dealings with business associates, suppliers, advisers and regulators, competitors, the community and other employees.

(e) Identifying areas of significant business risk and implementing corrective action as soon as practicable after a risk is identified.

Role of Shareholders

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated through the distribution of the annual report; half-yearly report; quarterly ASX cash reporting and calling a vote of shareholders on all proposed major changes in the consolidated entity which may impact on share ownership of rights. In April 2001, the Company commenced distribution of a periodic newsletter to shareholders called "Gtech Update" to keep shareholders informed on a range of activities concerning the Company.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity's strategy and goals.